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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                            PLAINS RESOURCES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title and Class of Securities)

                                   132898764
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                   12/31/99
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [X]  Rule 13d-1(b)

  [ ]  Rule 13d-1(c)

  [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 2 OF 11 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
    NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
    Strome Investment Management, L.P.
    95-4450882

------------------------------------------------------------------------------
    CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                        (a)  [X]
                                                         (b)  [ ]
------------------------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    Delaware

------------------------------------------------------------------------------
                       SOLE VOTING POWER
  NUMBER OF         5

   SHARES         ------------------------------------------------------------
                       SHARED VOTING POWER
BENEFICIALLY        6
                       1,080,589

  OWNED BY        ------------------------------------------------------------
                       SOLE DISPOSITIVE POWER
   EACH             7

 REPORTING        ------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
   PERSON
                    8  1,080,589
   WITH
------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                       1,080,589

------------------------------------------------------------------------------
10  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    [ ]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    6.0%

------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
12
    PN, IA
------------------------------------------------------------------------------

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 3 OF 11 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
    NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
    SSCO, Inc.
    95-4450883

------------------------------------------------------------------------------
    CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                     (a)  [X]
                                                      (b)  [ ]
------------------------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    Delaware

------------------------------------------------------------------------------
                       SOLE VOTING POWER
  NUMBER OF         5

   SHARES         ------------------------------------------------------------
                       SHARED VOTING POWER
BENEFICIALLY        6
                       1,080,589

  OWNED BY        ------------------------------------------------------------
                       SOLE DISPOSITIVE POWER
   EACH             7

 REPORTING        ------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
   PERSON
                    8  1,080,589
   WITH

------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                       1,080,589
------------------------------------------------------------------------------
10  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    [ ]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    6.0%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
12
    CO, HC
------------------------------------------------------------------------------

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 4 OF 11 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
    NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
    Mark E. Strome

------------------------------------------------------------------------------
    CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                    (a)  [X]
                                                     (b)  [ ]
------------------------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
4
    United States

------------------------------------------------------------------------------
                                   SOLE VOTING POWER
  NUMBER OF                     5

   SHARES                     ------------------------------------------------
                                   SHARED VOTING POWER
BENEFICIALLY                    6
                                   1,080,589
  OWNED BY                    ------------------------------------------------
                                   SOLE DISPOSITIVE POWER
    EACH                        7

 REPORTING                    ------------------------------------------------
                                   SHARED DISPOSITIVE POWER
   PERSON
                                8
    WITH                           1,080,589
------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                                   1,080,589
------------------------------------------------------------------------------
10  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    [ ]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
    6.0%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
12
    IN, HC
------------------------------------------------------------------------------

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 5 OF 11 PAGES
-----------------------                                 ----------------------

Item 1 (a)  Name of Issuer:

            Plains Resources, Inc.

Item 1 (b)  Address of Issuer's Principal Executive Offices:

            1600 Smith Street
            Houston, TX 77002

Item 2 (a)  Name of Person Filing:  This statement is being filed by:

            a.  Strome Investment Management, L.P. ("SIM");
            b.  SSCO, Inc. ("SSCO"); and
            c.  Mark E. Strome ("Strome").

       (b)  Address of Principal Business Office or, if none, Residence:

            a.  100 Wilshire Blvd., Suite 1500, Santa Monica, CA 90401
            b.  100 Wilshire Blvd., Suite 1500, Santa Monica, CA 90401
            c.  100 Wilshire Blvd., Suite 1500, Santa Monica, CA 90401

       (c)  Citizenship:

            a.  Delaware
            b.  Delaware
            c.  United States

Item 2 (d)  Title of Class of Securities:

            Common Stock (INCLUDES Series' E and F Preferred Stock)

Item 2 (e)  CUSIP Number:

            132898764

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with (S)(S)240.13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with (S)(S)240.13d-1(b)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with (S)(S)240.13d-1(b)(1)(ii)(G).

            (h) [ ]   A savings association as defined in Section 3(b) of

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 6 OF 11 PAGES
-----------------------                                 ----------------------

                      the Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j) [X]   Group in accordance with (S)(S)240.13d-1(b)(ii)(J).

            This statement is filed by Strome Investment Management, L.P., an investment adviser registered under the Investment Advisers Act of 1940, its control persons, SSCO, Inc., its sole general partner, and Mark E. Strome. (See, also, Exhibit A.)

Item 4.     Ownership:

            Amount Beneficially Owned:

            Common Stock:

            (a)  Amount Beneficially Owned:   1,080,589
            (b)  Percent of Class:            6.0%
            (c)  Number of shares as to which the joint filers have:
                 (i)   sole power to vote or direct the vote:    0
                 (ii)  shared power to vote or direct the vote:  1,080,589
                 (iii) sole power to dispose or to direct the disposition of:
                       0
                 (iv)  shared power to dispose of or to direct the disposition of:
                       1,080,589

                 The shares reported herein are Preferred Stock Series E
            (convertible into 377,099 shares of Common Stock), Preferred Stock Series F (convertible into 244,890 shares of Common Stock) and 458,600 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            SIM, a registered investment adviser, SSCO, its general partner and Strome, the trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, and to direct the receipt of proceeds from the sale of Stock to SIM's investment advisory clients, including SOL.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            SSCO and Strome are each considered the equivalent of a parent holding company for purposes of this Schedule 13G. SIM, a registered investment adviser, is considered SSCO and Strome's subsidiary.

Item 8.     Identification and Classification of Members of the Group:

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 7 OF 11 PAGES
-----------------------                                 ----------------------

            Not Applicable

Item 9.     Notice of Dissolution of Group:

            Not Applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date:  February 10, 2000      STROME INVESTMENT MANAGEMENT, L.P.
                              By SSCO, Inc., its General Partner

                              By: /s/ Jeffrey S. Lambert
                                 ----------------------------------
                                    Jeffrey S. Lambert
                                    Chief Operating Officer

                              SSCO, INC.

                              By: /s/ Jeffrey S. Lambert
                                 ----------------------------------
                                    Jeffrey S. Lambert
                                    Chief Operating Officer

                              MARK E. Strome


                              By: /s/ Jeffrey S. Lambert
                                 ----------------------------------
                                    Jeffrey S. Lambert for Mark E.
                                    Strome by Power of Attorney

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 8 OF 11 PAGES
-----------------------                                 ----------------------

                                   EXHIBITS

EXHIBIT A    Identification and Classification of Members of the Group

EXHIBIT B    Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT C    Power of Attorney for Schedules 13D and 13G and Form 13F

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 9 OF 11 PAGES
-----------------------                                 ----------------------

EXHIBIT A

           Identification and Classification of Members of the Group

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities
          Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:


Strome Investment Management, L.P.    Investment Adviser registered under
(the "Adviser")                       the Investment Advisers Act of 1940.

SSCO, Inc. ("General Partner")        A control person due to its role as
                                      General Partner of the Adviser.

Mark E. Strome                        A control person of the Adviser and
                                      the settlor and trustee of the trust
                                      that is the controlling shareholder
                                      of the General Partner.

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 10 OF 11 PAGES
-----------------------                                 ----------------------

EXHIBIT B

                 JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1
                 ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:   February 10, 2000

                              STROME SUSSKIND INVESTMENT
                                    MANAGEMENT, L.P.
                              By SSCO, Inc., its General Partner

                              By: /s/ Jeffrey S. Lambert
                                 ----------------------------------
                                    Jeffrey S. Lambert
                                    Chief Financial Officer

                              SSCO, INC.

                              By: /s/ Jeffrey S. Lambert
                                 ----------------------------------
                                    Jeffrey S. Lambert
                                    Chief Financial Officer

                              MARK E. STROME

                              By: /s/ Jeffrey S. Lambert
                                 ----------------------------------
                                    Jeffrey S. Lambert for Mark E.
                                    Strome by Power of Attorney

-----------------------                                 ----------------------
  CUSIP NO. 132898764                                     PAGE 11 OF 11 PAGES
-----------------------                                 ----------------------

EXHIBIT C


                          POWER OF ATTORNEY FORM FOR
                      SCHEDULES 13D AND 13G AND FORM 13F


     I, Mark E. Strome in my individual capacity and as a principal of Strome Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, as amended, including exhibits, attachments and amendments thereto and request for confidential information contained therein.
I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this power of attorney on this 15th day of March, 1999


/s/ Mark E. Strome
______________________________
Mark E. Strome